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SECURITIES A[...]
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08032246

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-17632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2007 (MM/DD/YY) AND ENDING July 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blackburn & Company, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Prospect Avenue #11B

(No. and Street)

Hackensack	**NJ**	**07601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Camilla R. Hazlehurst **(650) 340-0510**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
SEP 23 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

9/25

OATH OR AFFIRMATION

I, **Camilla R. Hazlehurst**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Blackburn & Company, Inc.**, as of **July 31, 2008**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Camilla R. Hazlehurst
Signature

President
Title

Subscribed and sworn to before me
this 22 day of Sept 2008

Notary Public

SANDEEP K. BHALLA
Commission #1746912
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My commission expires May 24, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKBURN & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2008

Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Independent Auditors' Report

To the Board of Directors
Blackburn & Company, Inc.

We have audited the accompanying statement of financial condition of Blackburn & Company, Inc. (the "Company") as of July 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blackburn & Company, Inc. as of July 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
September 19, 2008

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

BLACKBURN & COMPANY, INC.
Statement of Financial Condition
July 31, 2008

Assets

Cash, including money market account of $327,229	$	378,273
Securities owned, at fair value		
Marketable, equity		81,553
Non-marketable, equity		946,938
Deferred tax asset		143,500
Other assets		23,620
Total Assets	$	1,573,884

Liabilities and Stockholders' Equity

Liabilities:		
Deferred tax liability	$	394,206
Accounts payable and accrued liabilities		24,000
Total liabilities		418,206
Stockholders' equity		
Common stock		
Class A, par value $1.00, 500 shares authorized, 152 shares issued and outstanding		152
Class B, par value $1.00, 500 shares authorized, no shares issued and outstanding		-
Additional paid-in capital		51,288
Retained earnings		1,104,238
Total stockholders' equity		1,155,678
Total liabilities and stockholders' equity	$	1,573,884

See Accompanying Notes to Statement of Financial Condition

BLACKBURN & COMPANY, INC.
Notes to Statement of Financial Condition
July 31, 2008

1. Business and Summary of Significant Accounting Policies

Business

Blackburn & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the New York Stock Exchange, Inc. ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are executed by outside broker-dealers. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts as all transactions for accounts of clients are traded and cleared through outside broker-dealers via a commission sharing arrangement.

Cash

The Company maintains its cash in bank deposit accounts with commercial banks and money market accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Securities Owned

Securities owned are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Quoted market prices are used as the basis to determine the estimated fair value. Securities that are not readily marketable, due to restrictions on sale of the securities, have been recorded at quoted market price less a discount to determine the estimated fair value.

Use of Estimates

The process of preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effect of net operating losses.

2. Concentration of Risk

The Company is engaged in brokerage activities with counterparties who are exclusively broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

During the year ended July 31, 2008, the Company generated 47% of its revenues from trades executed on behalf of a single client. This resulted in economic dependence and a concentration of credit risk with a single client. Accordingly, the Company's future results of operations could be affected if this client relationship were terminated.

3. Income Taxes

At July 31, 2008, the Company had federal and state operating loss carryforwards of approximately $337,099 and $362,773, respectively. The Company expects to utilize these losses to offset future taxable income.

The Company's net operating loss carryforwards may be subject to annual utilization limitations in case of a change in stock ownership, as deferred by federal and state tax laws.

Components of the deferred tax asset and liability as of July 31, 2008 are as follows:

Deferred tax asset:	
Net operating loss	$ 143,500
Deferred tax liability:	
Unrealized gains on securities owned	$ 394,206

4. Profit Sharing Plan

The Company has a qualified profit sharing plan for eligible employees of the Company. The Company's contribution to the plan is determined on a discretionary basis by the Company's Board of Directors. The Company did not authorize payments to the plan during the fiscal year 2008.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At July 31, 2008, the Company had net capital of $411,153, which was $406,153 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.058 to 1.

6. New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (Statement No. 157) which defines fair value and establishes a framework for measuring fair value under US GAAP. Statement No. 157 is effective for the Company beginning August 1, 2008.

The FASB has also issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 establishes new guidance on recognition and measurement of certain tax positions in the Company's financial statements. FIN 48 is effective for the Company beginning August 1, 2008. Management is currently evaluating the impact adoption of FIN 48 will have on the Company's financial statements.

END